 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP V
(Name of Subject Company)

MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Senior Note Program II, LP; Sutter Opportunity Fund 4, LLC;
 MPF DeWaay Premier Fund, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC;
 MPF Special Fund 8, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$10,493	$0.41

*	For purposes of calculating the filing fee only. Assumes the purchase of 20,986 Units at a purchase price equal to $0.50 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.41
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: May 6, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of May 6, 2008 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Senior Note Program II, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC MPF Special Fund 8, LLC (collectively the “Purchasers”) to purchase up to 20,986 Units of limited partnership interest (the “Units”)  in Realmark Property Investors Limited Partnership V (the “Partnership”), the subject company, at a purchase price equal to $0.50 per Unit, less the amount of any distributions declared or made with respect to the Units between May 6, 2008 (the “Offer Date”) and July 4, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The expiration date has been extended through July 4, 2008.

As of the date hereof, no Units of the Partnership have been tendered by securities holders because the Partnership has refused to mail the tender offer materials in accordance with Rule 14d-5.  We hired legal counsel to demand that the Partnership comply, and we believe they now will mail the materials.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated May 6, 2008*

(a)(2)	Letter of Transmittal*

(a)(3)	Form of Letter to Unit holders dated May 6, 2008*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of supplemental letter to Unit holders
(a)(6)	Form of press release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 6, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      June 2, 2008
MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Senior Note Program II, LP; Sutter Opportunity Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC MPF Special Fund 8, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

                    EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated May 6, 2008*

(a)(2)	Letter of Transmittal*

(a)(3)	Form of Letter to Unit holders dated May 6, 2008*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of supplemental letter to Unit holders
(a)(6)	Form of press release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 6, 2008.